July 19, 2016

Via EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Review of recent Asset Management Fund’s U.S. Securities and Exchange Commission Filings

Dear Mr. Burak:

On behalf of the Asset Management Fund (the “Funds” or “Trust”), we are responding to the comments you provided via telephone on June 28, 2016. Each comment is listed below with a corresponding response.

1.	Comment: Annual Form N-CSR filed on January 11, 2016 – When reviewing the Ultra Short Mortgage Fund’s schedules of investments, it appears that the fund is engaged short security transactions in mortgage-backed to-be-announced securities (“TBA” securities). According to the registration statement, the fund is not allowed to engage in the short sale of securities. Please provide an explanation for this activity listed on the schedule of investments.

Response: The Ultra Short Mortgage Fund occasionally engages in TBA security transactions that are utilized to manage cash positions as well as to manage interest rate and prepayment risks. The Fund may engage in forward sales of TBA trades but only when the Fund has identified the actual mortgage pool it holds to be delivered in fulfillment or to settle the TBA trade (specifying the pool or CUSIP number). The pools identified are deliverable into the forward sold TBA position in the Fund and therefore are not considered to be short sales of securities.

2.	Comment: Registration Statement filed on February 29, 2016 – When reviewing the fee table for the Short U.S. Government Mortgage Fund, the Fund has a contractual expense limit of 0.75%. Please provide the term for the contractual expense limit.

Response: Pursuant to the terms of the Advisory Agreement, the Adviser is contractually obligated to reduce its advisory fee with respect to the Short U.S. Government Fund to the extent that the daily ratio of operating expenses to average daily net assets of the Fund exceeds an annual rate of 0.75%. This contractual expense limit is part of the Advisory Agreement and has no expiration. Any amendment to the Advisory Agreement must be approved by the Board of Trustees.

3.	Comment: 40-17G Fidelity Bond filed on January 8, 2016 – In reviewing the 40-17G filing, there was no descriptive statement included in the filing indicating the period for which the bond premium had been paid.

Response: The bond premiums have been paid for the period from November 11, 2015 to November 11, 2016. This information will be added in future Fidelity Bond filings.

4.	Comment: LongCap Equity Fund – Series / Classes Information – For the LongCap Equity Fund, please update the Fund’s ticker in the Series / Classes Information as it is currently missing.

Response: The LongCap Equity Fund’s ticker will be added to the Series / Classes Information presented.

In connection with this response, we acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosures in its filings,
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We believe that we considered and appropriately responded to all the staff’s comments. However, if you have any questions regarding our responses, you may contact me at 614-255-5549.

Sincerely,

/s/ Trent M. Statczar

Trent M. Statczar

Treasurer

Asset Management Fund